Exhibit 4.10

EXECUTION VERSION

AMENDED AND RESTATED TRADEMARK LICENSE AGREEMENT

This AMENDED AND RESTATED TRADEMARK LICENSE AGREEMENT (as amended, supplemented, or modified from time to time in accordance with the terms hereof, this “Agreement”) is entered into as of November 29, 2019 and effective as of the Effective Date, by and between Citigroup Inc., a Delaware corporation (“Citi”), and Banco de Chile, a company organized and existing under the laws of the Republic of Chile (“BCH”). Citi and BCH are hereinafter referred to collectively as the “Parties” or individually as a “Party”.

WITNESSETH:

WHEREAS, reference is made to (i) the Asset Purchase Agreement dated as of December 31, 2007 (as amended, the “Asset Purchase Agreement”) between Citibank, N.A. and BCH; (ii) the following agreements between Citi and BCH dated as of October 22, 2015 effective as of January 1, 2016: (A) the Global Connectivity Agreement (as amended, the “Global Connectivity Agreement”), (B) the Trademark License Agreement (the “Existing Trademark License Agreement”), and (C) the Cooperation Agreement (the “Cooperation Agreement”); and (iii) the Master Services Agreement between Citi and BCH, dated as of January 26, 2017 and effective as of January 1, 2017 (the “Master Services Agreement” and, together with the Global Connectivity Agreement, the Existing Trademark License Agreement and the Cooperation Agreement, the “Relevant Agreements”), each of the Relevant Agreements with respect to the combination of Citi’s banking operations in Chile with those of BCH;

WHEREAS, as of Effective Date, the Relevant Agreements will be extended by the Parties pursuant to Section 6 of the Cooperation Agreement;

WHEREAS, Citi or one of its Affiliates is the owner of the Licensed Citi Marks;

WHEREAS, BCH desires to obtain from Citi, and Citi desires to grant to the BCH Parties, a license to use the Licensed Citi Marks under the terms and conditions of this Agreement; and

WHEREAS, as of the Effective Date, the Parties wish to amend and restate the Existing Trademark License Agreement in its entirety as set forth below, pursuant to Section 31 thereof.

NOW THEREFORE, in consideration of the premises, the mutual covenants, agreements and respective representations and warranties contained herein, and other good and valuable consideration, the receipt and sufficiency for which are hereby acknowledged, the Parties hereby agree as follows:

1. Definitions / Construction. Capitalized expressions used herein without definition have the respective meanings assigned to them in Schedule 1 hereto. The rules of construction contained in such Schedule 1 shall be deemed to apply for all purposes of this Agreement. The Parties waive the application of any Law or rule of construction providing that ambiguities in an agreement will be construed against the party drafting such agreement.

2. Grant of License. Subject to the terms and conditions of this Agreement, Citi hereby grants to the BCH Parties, and the BCH Parties hereby accept, a non-exclusive, non-sublicensable, paid-up and royalty-free right and license, during the Term of this Agreement, to use the Licensed Citi Marks solely in the Territory, solely as shown in the Brand Book or as shown on Schedule 2, as applicable, and solely in connection with the offer, sale, marketing and promotion of the Authorized Products and Services in the Territory as of the Effective Date, and not in connection with any other product or service of any kind. This Agreement does not in any way limit the respective joint venture and exclusivity obligations of the Parties pursuant to the Global Connectivity Agreement, and any use by Citi of the Licensed Citi Marks in the Territory shall be consistent with such joint venture and exclusivity obligations. Citi, may, in its sole discretion, accept or reject any proposals by BCH to expand the list of BCH Approved Affiliates set forth on Schedule 3 hereto to cover additional BCH Affiliates.

3. Web Site Restrictions. Neither BCH nor any of its Affiliates shall (a) add or maintain an image link on any websites that they own, operate or control, including the www.bancochile.cl and www.bancoedwards.cl websites, where the image that is the link is a logo of Citi or any of its Affiliates or (b) use any Licensed Citi Mark as part of a uniform resource locator (commonly referred to as a URL) or file pathname on any websites that they own, operate or control, including the www.bancochile.cl and www.bancoedwards.cl websites, except for the existing URL <https://www.bancoedwards.cl/wps/wcm/connect/bancoedwardsciti/portal/inicio+>, which may continue to be used.

4. Use of Third-Party Names or Marks. The BCH Parties shall not use the Licensed Citi Marks, or any derivative thereof, or any name or Mark that is confusingly similar to or dilutes the Licensed Citi Marks or any derivative thereof, in any corporate, company, partnership, investment vehicle, fund, or trade name or assumed name (or d/b/a) or in combination with any other name or Mark different from the BCH Parties’ Marks and as provided in this Agreement.

5. Modification of Licensed Citi Marks.

(a) In the event that Citi desires to modify any of the Licensed Citi Marks or their stylized design (including adding or removing Licensed Citi Marks), Citi’s Latin America Legal Department shall provide the BCH Parties with reasonable advance written notice of such change (the “New Style Notice”) and the effective date of such change (the “New Style Date”). On the applicable New Style Date, Schedule 2 automatically shall be deemed amended such that each applicable Licensed Citi Mark appears as it is shown in the New Style Notice. As of the New Style Date, all Materials shall conform to the noticed modifications. Notwithstanding the foregoing, (i) consumer credit cards that BCH issued and delivered to customers of the Authorized Products and Services in accordance with the Existing Trademark License Agreement prior to the Effective Date that bear any Licensed Citi Mark covered by the New Style Notice shall not be subject to the modification requirements set forth in said New Style Notice, and (ii) corporate credit cards that BCH issued and delivered to customers of the Authorized Products and Services in accordance with the Existing Trademark License Agreement or this Agreement prior to the date of a New Style Notice shall not be subject to the modification requirements set forth in such New Style Notice until expiration or replacement of such corporate credit card.

(b) Promptly following implementation of the modifications shown in a New Style Notice, BCH shall provide to Citi’s Latin America Legal Department (i) a written notice confirming the implementation of the modifications shown in the applicable New Style Notice and (ii) an updated Brand Book that reflects the modifications shown in the applicable New Style Notice. Citi’s Latin America Legal Department shall inform Citi’s IP and O&T Law Group of the completion of the modifications.

(c) Any Mark added to Schedule 2 pursuant to Section 5(a) will become a Licensed Citi Mark, and will be subject to the terms and conditions of this Agreement, unless the Parties agree otherwise in writing. The license with respect to any Licensed Citi Mark deleted from Schedule 2 pursuant to Section 5(a) shall be deemed terminate upon the earlier of (i) the New Style Date and (ii) the date on which BCH completes the applicable modifications.

6. Term. This Agreement shall become effective, and the term of this Agreement shall begin, upon the date hereof and this Agreement shall thereafter continue in accordance with and for the period described in Section 6 of the Cooperation Agreement, unless earlier terminated in accordance with Section 21 herein (the “Term”).

7. Quality Control.

(a) BCH shall at all times comply with the brand book attached hereto as Schedule 7(a)(i) (the “Brand Book”) and with the quality control standards (i) set forth in this Section 7, (ii) set forth on Schedule 7(a)(ii), and (iii) provided from time to time by Citi (after discussion with BCH, whose reasonable comments with respect to implementation timelines and cost will be reasonably considered by Citi) (the foregoing, collectively, the “Quality Control Standards”).

(b) All uses of the Licensed Citi Marks shall comply with the Trademark Notice Standards set forth in Schedule 7(b) hereto.

(c) The BCH Parties shall not engage in any activity that adversely affects public respect for and trust in the reputation and integrity of Citi, and shall not make or publish any statement or advertisement that does, or would reasonably be expected to be construed to, tarnish, dilute, disparage or demean the image, value, identity, reputation or goodwill associated with any of the Licensed Citi Marks.

(d) Standards.

(1) Each of the BCH Parties acknowledges that it is essential to preserve the goodwill of the Licensed Citi Marks and the integrity of the Authorized Products and Services by maintaining the prestige and high reputation of the Licensed Citi Marks. Accordingly, all Authorized Products and Services provided, advertised, marketed or promoted under or in connection with the Licensed Citi Marks shall be of a consistent and high standard of quality, commensurate with the prestige and high reputation of the business conducted by the BCH Parties, and shall at all times be compliant with (i) all applicable Laws and policies and procedures and (ii) the high standards of the Chilean financial services market in effect at from time to time.

(2) BCH will deliver to Citi a certificate that confirms BCH’s compliance with the standards set forth in this Section 7 at least once a year (the “Standards Compliance Certificate”). With respect to each calendar year, the Standards Compliance Certificate, signed by a senior officer of BCH with knowledge of the representations set forth in such certificate, shall be delivered to the Steering Committee (Comité de Dirección) (as such term is defined in the Global Connectivity Agreement) at its first meeting of the immediately following calendar year. The Parties acknowledge and agree that the first Standards Compliance Certificate pursuant to this Agreement shall be delivered at the first meeting of the Comité de Dirección of the calendar year 2020.

(3) The BCH Parties shall cooperate with Citi to permit Citi to review from time to time the Authorized Products and Services to confirm compliance with the Quality Control Standards.

(4) If any of the BCH Parties fails to comply with any of the Quality Control Standards, Citi shall notify BCH in writing of such non-compliance (specifying the basis for such non-compliance) and, provided that such non-compliance is reasonably capable of being cured within 90 days, BCH shall have an initial cure period of 30 days from the date such notice is given to become compliant with the Quality Control Standards specified in the notice. Such initial cure period may be automatically extended by BCH for an additional 60-day period if it certifies in writing that it has made reasonable efforts to cure such non-compliance at all times during the initial 30 day cure period and provides a summary of those efforts. If the BCH Parties fail to become compliant within 90 days after notice of non-compliance is given by Citi, BCH may request in writing, at least 10 days before the end of the second cure period, that the cure period be extended for an additional 60 days, and Citi shall not unreasonably withhold its consent to such final extension. Concurrently with such request, BCH must also certify in writing that it has made reasonable efforts to cure such non-compliance at all times during the initial 90 day cure period and provide a summary of those efforts. If the BCH Parties fail to become compliant during the applicable cure period, BCH shall discontinue use of the Licensed Citi Marks that are the subject of the non-compliance, as well as any related or substantially similar Licensed Citi Marks.

(5) The Parties acknowledge that the Authorized Products and Services bearing the Licensed Citi Marks will be issued and provided by the BCH Parties and will also be subject to BCH’s own policies and procedures and quality control provisions.

(e) Before a BCH Party proposes to use any new Materials for the first time, such BCH Party shall submit such proposed new Materials to Citi for its prior written approval. No new Materials may be used until and unless Citi provides such written approval.

(f) The BCH Parties shall deliver to Citi, upon Citi’s reasonable request, representative samples in all applicable media of Materials that depict Licensed Citi Marks.

(g) The BCH Parties shall obtain all necessary authorizations from third parties to use any trademarks owned by such third parties in any Materials prior to the use of such third party trademarks, and shall otherwise comply with all applicable copyright and trademark laws. The BCH Parties understand that any failure to obtain such authorizations may result in a violation of applicable Laws, including licensing laws, and in economic and/or reputational harm to Citi that would be subject to the indemnification provisions of this Agreement.

8. Representation and Warranties. The representations and warranties of BCH and of Citi that are contained in Sections 3.2 and 3.3 (except for the references therein to the Transaction Documents) of the Asset Purchase Agreement (in the case of BCH) and in Sections 4.2 and 4.3 (except for the references therein to the Transaction Documents) of the Asset Purchase Agreement (in the case of Citibank, N.A.) are incorporated by reference herein and shall apply as if made by BCH and by Citi, respectively, in respect to this Agreement, with effect on and as of the date hereof and the Effective Date.

9. Right of Inspection and Audit; Confidentiality.

(a) Citi shall be permitted during the Term of this Agreement to review and inspect all books, records, documents and materials relating to the offer and sale of the Authorized Products and Services by the BCH Parties, solely for purposes of confirming compliance by the BCH Parties with the Quality Control Standards. The expenses of any inspection and audit conducted pursuant to this Section 9 shall be borne by Citi (which shall not include reimbursement of internal or third-party expenses by the BCH Parties).

(b) The Parties agree that any confidential and proprietary information exchanged between them pursuant to or in connection with this Agreement shall be subject to the confidentiality provisions set forth in Cláusula Quinta, Section (a) of the Global Connectivity Agreement.

10. Ownership of Marks. The BCH Parties shall not acquire any ownership interest in the Licensed Citi Marks, or any other right adverse to Citi’s or any applicable Affiliate’s interests in the Licensed Citi Marks, by virtue of this Agreement or by virtue of the use of the Licensed Citi Marks throughout the term of this Agreement or otherwise. Each of the BCH Parties acknowledges that Citi or one of its Affiliates exclusively owns, and will continue to own, the Licensed Citi Marks and all copyrights, trademarks, services marks, trade names and other intellectual property rights in and to them and all registrations and applications relating to the foregoing. Each of the BCH Parties acknowledges (a) the great value of the goodwill associated with the Licensed Citi Marks and the Citi Mark; (b) that all goodwill associated with the Licensed Citi Marks and the Citi Mark will inure to the benefit of Citi; (c) that the Licensed Citi Marks and the Citi Mark have secondary meaning in the minds of the public; (d) that the nature of the businesses of Citi requires public respect for and trust in the reputation and integrity of Citi; and (e) that the Licensed Citi Marks are valid and enforceable in the Territory.

11. Use of Similar Marks. The BCH Parties shall not use any name or Mark in a manner that infringes, dilutes or otherwise violates Citi’s rights in the Licensed Citi Marks under the trademark Laws of the United States.

12. Protection of Marks. Citi shall take all reasonable steps to procure and maintain all registrations of the Licensed Citi Marks in the Territory in connection with the Authorized Products and Services during the Term. Each of the BCH Parties shall reasonably cooperate with Citi, at BCH’s expense, in efforts to obtain, perfect and enforce Citi’s rights in the Licensed Citi Marks in the Territory, including Citi’s right to make any filings related to this Agreement and the performance of the Parties’ obligations and rights hereunder that are required or advisable pursuant to applicable Law in the Territory.

13. No Registration by BCH Parties. Each of the BCH Parties shall not, on its own behalf or on behalf of any other Person, in the Territory or any other country in the world, register or attempt to register as trademarks, service marks or domain names any of the Licensed Citi Marks, any trademark, service mark or domain name that consists of or includes the Citi Mark, or any trademark, service mark or domain name that is confusingly similar to or that dilutes the distinctiveness of any of the Licensed Citi Marks or the Citi Mark.

14. Compliance with Laws. The BCH Parties shall comply in all material respects with all Laws applicable to the Authorized Products and Services conducted under the Licensed Citi Marks.

15. Further Assurances. From and after the date hereof, upon the terms of this Agreement and subject to applicable Law, Citi and the BCH Parties shall act in good faith and shall cooperate with each other and use their commercially reasonable efforts to, as soon as reasonably practicable, (i) take, or cause to be taken, all actions, (ii) execute, acknowledge and deliver all documents, agreements and instruments, and (iii) perform such other acts and do, or cause to be done, all things necessary, proper or advisable, in each case to confer on each party the rights, benefits and obligations provided by, and to consummate and make effective the transactions contemplated by, this Agreement as soon as practicable.

16. Infringement Actions.

(a) In the event that any third party imitates, infringes, uses without authorization or dilutes any Licensed Citi Mark in the Territory:

(1) Citi shall have the sole right, in its sole discretion, to commence or prosecute and control the disposition of a claim or suit relative to such imitation, infringement, use without authorization, or dilution (a “Licensed Mark Claim”). Each of the BCH Parties shall, and shall cause each BCH Affiliate to, cooperate with and provide assistance to Citi in connection with such Licensed Mark Claim, at Citi’s expense.

(2) Citi shall be solely responsible for the fees and expenses (including attorneys’ fees) incurred in connection with such Licensed Mark Claim.

(3) Citi shall receive the full amount of any settlement made or damages awarded in or for such Licensed Mark Claim.

(b) Discontinuance of Use of Licensed Citi Marks. If any or all of the BCH Parties discontinues use of one or more of the Licensed Citi Marks for any period of time, such discontinuance will not constitute breach of this Agreement.

(c) Notice of Infringement. Each of the BCH Parties shall notify Citi in writing promptly (and in no event later than 10 Business Days) after becoming aware of any imitation, infringement, use without authorization, or dilution of any Licensed Citi Mark by any Person in the Territory.

(d) Domain Names.

(1) The Parties, on behalf of themselves and their Affiliates, agree that, if and to the extent they and/or their Affiliates executed a Domain Name Agreement pursuant to Section 19(a)(4) of the Existing Trademark License Agreement, that such agreement is hereby terminated as of the Effective Date, and the provisions of this Section 16(d) will apply.

(2) Citi and BCH will keep each other informed of domain name applications they become aware of, filed by third parties at the Network Information Center (“NIC Chile”), which include and associate their trademarks and/or commercial names. Prior to the opposing any such applications, Citi and BCH will discuss and decide which one of them has a stronger case and better chances of prevailing against the third party, and that Party will file the opposition (“Opposing Party”).

(3) Once an opposition is filed, the Opposing Party will keep the party that owns the trademark at issue and which did not oppose the domain name application (“Other Party”) informed of the progress of the opposition and will not settle or abandon the case without the Other Party’s prior agreement in writing.

(4) If the domain name opposition must be decided by an arbitrator, the Opposing Party will not raise any argument or submit any evidence concerning the Other Party’s trademark without the Other Party’s prior written consent. Subject to the applicable arbitration regulations, the Other Party will be entitled to participate in these proceedings and will be responsible for submitting arguments and filing evidence of its rights in the trademark that has been included in the application.

(5) If the domain name is assigned by NIC Chile to the Opposing Party, the Opposing Party will keep the domain name registered in its name, but will not use it without the prior written consent of the Other Party. If possible under NIC Chile regulations, the Opposing Party shall either assign rights in the domain name to the Other Party, or shall be prepared to acknowledge in writing the Other Party’s rights in said domain name and hold the domain name on a fiduciary basis for the Other Party.

(6) All written communications and notices between the Parties with respect to this Section 16(d) will be sent by email or by fax to the following addresses and numbers:

(A)	If to Citi:

O&T and IP Law Group

Citigroup Inc.

388 Greenwich Street – 17th Floor

New York, NY 10013

Attn: Chief Trademark Counsel

Email: trademark.legal@citi.com

(B)	If to BCH:

The address for notice indicated on Schedule 28.

17. Licensee Estoppel. The BCH Parties shall not, at any time do, or permit to be done, any acts or things which would in any way challenge or impair the rights of Citi in and to the Licensed Citi Marks or which would be reasonably likely to adversely affect the validity of the Licensed Citi Marks.

18. Indemnification by BCH Parties. Each of the BCH Parties shall indemnify, defend and hold harmless Citi, the representatives and agents thereof, and each of the successors and assigns of Citi (collectively, the “Citi Indemnified Parties”), from and against any and all costs, expenses, losses, damages and liabilities (including reasonable attorneys’ fees and expenses) (“Damages”) suffered by any of the Citi Indemnified Parties resulting from, arising out of, relating to or incurred with respect to: (i) any breach by the BCH Parties of this Agreement (including in respect of any obligation, representation, warranty or covenant of a BCH Party as of the date hereof); and (ii) any claim, suit, demand, investigation, proceeding, arbitration or Litigation by a third party against any Citi Indemnified Party resulting from, arising out of, relating to or incurred with respect to the business, operations, conduct, acts or omissions of any of the BCH Parties or any of their directors, officers, managers, employees, agents, or representatives, including (x) the offer and sale by any such Person or provision of or offer to provide by any such Person any Authorized Products and Services and any matter relating thereto, (y) any failure by any such Person to comply with any applicable Law, or (z) acts or omissions by any such Person after the date hereof constituting fraud, tortious conduct, unfair trade practices, negligence or willful misconduct, or resulting in damage or destruction of property, injury, death, loss or other damages of any kind.

19. Indemnification by Citi. Citi shall indemnify, defend and hold harmless the BCH Parties, the representatives and agents thereof, and each of the successors and assigns of the BCH Parties (collectively, the “BCH Indemnified Parties”), from and against any and all Damages suffered by any of the BCH Indemnified Parties resulting from, arising out of, relating to or incurred with respect to any third-party claim, suit, demand, investigation, proceeding, arbitration or Litigation against any BCH Indemnified Party that the use of the Citi Logo for the Authorized Products and Services in the Territory violates or infringes the trademark or copyright rights of such third party except to the extent resulting from, arising out of, relating to or incurred with respect to (i) any use of the Citi Logo by any Person in breach of this Agreement, or (ii) the provision of any service or product other than the Authorized Products and Services in the Territory under the Citi Logo.

20. Notice of Claim and Payments. The procedures described in Schedule 20 hereto shall apply with respect to the assertion, determination and payment of claims for indemnification under Sections 18 and 19 above.

21. Termination.

(a) Citi, at its option and in its sole discretion, may immediately terminate this Agreement, upon or at any time after the occurrence of any of the following events:

(1) a BCH Party attempts to assign any of its rights under this Agreement or any interest herein in contravention of Section 26 hereof.

(2) Citi’s equity interest in LQ Inversiones Financieras S.A., the controlling shareholder of BCH (“LQIF”), drops below 45%, or if LQIF’s equity (direct and indirect) interest in BCH drops below 45%.

(3) A BCH Party files a petition in bankruptcy, is adjudicated a bankrupt or files a petition or otherwise seeks relief under or pursuant to any bankruptcy, insolvency or reorganization statute or proceeding, or if a petition in bankruptcy is filed against it or it becomes insolvent or makes an assignment for the benefit of its creditors or a custodian, receiver or trustee is appointed for it or a substantial portion of its business or assets.

(4) A BCH Party fails to pay to Citi any amounts owed pursuant to Sections 18 and 19 herein within 60 days of its receipt of notice of such failure from Citi.

(5) A BCH Party fails to comply with any material term or condition of this Agreement and fails to correct such default within the period required under Section 7(d)(4). The failure by BCH or any of its Affiliates to comply with any provision in the Quality Control Standards shall be deemed a failure to comply with a material term or condition of this Agreement.

(6) Each of the BCH Parties discontinue all use of the Licensed Citi Marks for a period of six consecutive months.

(7) A Governmental Authority requests or requires such termination.

(b) Notwithstanding the cure periods specified in Section 7(d)(4) above, such cure periods shall not apply in the event of: (i) any violation or default that is non-curable, (ii) a violation or default if substantially the same violation or default has occurred twice or more in the past, or (iii) a request by a Governmental Authority as indicated in Section 21(a)(7) above.

22. Effect of Termination.

(a) Upon termination or expiration of this Agreement:

(1) The right of the BCH Parties to use the Licensed Citi Marks shall immediately terminate, and the BCH Parties shall immediately cease all use of the Licensed Citi Marks. Notwithstanding the foregoing, the BCH Parties shall have a reasonable period of time (not to exceed 90 days (the “Phase-Out Period”) to phase out their use of the Licensed Citi Marks and to deliver to Citi or, at Citi’s option, destroy all Materials, other than exterior signage bearing any Licensed Citi Marks, which shall be removed and destroyed using the same level of care and protections that BCH would use when removing and destroying an external sign that bears a material Mark owned by BCH or one of its Affiliates. The Parties agree that the Phase-Out Period shall not apply if termination of this Agreement is due to the circumstances described in Section 21(a)(1), (4), (5), (6) or (7). It is understood that BCH shall be permitted to replace each credit card bearing a Licensed Citi Mark upon the earlier of (A) expiration or replacement of the applicable credit card and (B) eighteen (18) months from the date of termination of this Agreement.

(2) All rights and obligations of any Party under this Agreement shall terminate and be of no further force and effect, except that the agreements and covenants of the Parties contained in Section 9(a) shall survive termination of this Agreement for the Phase-Out Period, and the agreements and covenants of the Parties contained in Sections 9(b), 10, 11, 13, 15, 17, 18, 19, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, and 39 and all other agreements and covenants of the Parties that by their nature survive termination of this Agreement, shall survive for the period stated therein (or indefinitely if no such period is set forth).

(3) The BCH Parties shall cooperate fully with Citi and shall (i) take, or cause to be taken, all actions, (ii) execute, acknowledge and deliver all documents and instruments, and (iii) perform such other acts and do, or cause to be done, all things necessary, proper or advisable, as requested by Citi, to cancel the recordal of this Agreement with all applicable Governmental Authorities in the Territory and to otherwise terminate the rights of the BCH Parties as a licensee under this Agreement.

(b) In the event of termination of this Agreement as a result of the occurrence of an event described in Section 21(a)(3), no assignee for the benefit of creditors, custodian, receiver, trustee in bankruptcy, sheriff or any other officer of the court or official charged with taking over custody of any BCH Party’s assets or business may continue this Agreement or exploit or in any way use any Licensed Citi Mark.

23. Specific Performance.

(a) The Parties agree that if any of the material provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and that the Parties shall be entitled to specific performance of the terms of this Agreement, in addition to any other remedy at law or equity.

(b) With respect to any material breach or default under this Agreement by a BCH Party and without limiting in any way the obligation of Citi to establish such breach, each BCH Party hereby waives any defense to, and to that extent consents to, the order of specific performance and the entry of preliminary and permanent injunctive relief against the BCH Party barring such nonperformance or breach and imposing reasonable measures to prevent further nonperformance or breach.

(c) This Section 23 shall not in any way limit any remedy that any Party may have at law or in equity, and no Party shall be required to pursue its rights under this Section 23 prior to pursuit of any other remedy at law or in equity. The remedies provided for in this Agreement are cumulative and not exclusive.

24. Limitation of Remedies. None of the Parties hereto shall be liable to any other Party for any indirect, special, incidental, consequential, exemplary or punitive damages, or for lost profits, unrealized expectations or other similar terms, claimed by such other party resulting from such first party’s breach of its obligations, agreements, representations or warranties hereunder, provided that nothing in this Section 24 shall preclude any recovery by a party entitled to indemnification pursuant to Section 18 or 19 payable to any third party as a result of a third party claim.

25. DISCLAIMER OF WARRANTIES. CITI MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO THE CITI LOGO AND THE OTHER MATTERS CONTEMPLATED BY THIS AGREEMENT, INCLUDING (A) ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, (B) ANY WARRANTY WITH RESPECT TO THE VALIDITY OR ENFORCEABILITY OF, OR OF ANY NON-INFRINGEMENT RELATING TO, THE USE OF ANY LICENSED CITI MARK IN CONNECTION WITH ANY AUTHORIZED PRODUCTS AND SERVICES AND (C) ANY WARRANTY ARISING THROUGH COURSE OF DEALING OR USAGE OF TRADE.

26. Assignments. Notwithstanding the provisions of Section 4 of the Cooperation Agreement, the rights granted to the BCH Parties hereunder are personal in nature. The BCH Parties shall not assign, sublicense or otherwise transfer any of their respective rights under this Agreement or other interests herein, and any such attempted assignment, sublicense or other transfer, whether voluntary or by operation of law, directly or indirectly, shall be void and of no further force and effect. For purposes of this Agreement, the following events shall be deemed to be an “assignment”: (i) any person or group (other than Quiñenco S.A.) acquiring or otherwise having control over BCH; and (ii) BCH sells or otherwise disposes of or transfers all or substantially all of its assets to any Person.

27. Information Transmission. Each Party shall use commercially reasonable efforts to provide all statements and other information required to be provided to the other Party pursuant to this Agreement in the format and medium reasonably requested by the other Party.

28. Notices. All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be by electronic mail, facsimile, courier services or personal delivery to the applicable addresses set forth on Schedule 29, or at such other address as may be designated from time to time by a party in accordance with this Section 29 (in which case Schedule 29 shall be updated to reflect such new address and an updated copy of Schedule 29 shall be attached hereto). All notices and communications sent by electronic mail or facsimile shall also be sent by courier services or person delivery in accordance with this Section 29. All notices and communications under this Agreement shall be deemed to have been duly given (a) when delivered by hand, if personally delivered, (b) when sent by facsimile, when receipt is acknowledged, (c) by 3 Business Days when delivered to a courier, and (d) when sent by electronic mail, when receipt is acknowledged (provided that an automated reply electronic mail shall not constitute receipt).

29. Construction.

(a) For the purposes of this Agreement (i) words (including capitalized terms defined herein) in the singular shall be held to include the plural and vice versa and words (including capitalized terms defined herein) of one gender shall be held to include the other gender as the context requires, (ii) all references to the “Agreement” shall include all Exhibits, Schedules and Attachments to this Agreement unless otherwise specified, (iii) the terms “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits) and not to any particular provision of this Agreement, and Article, Section, paragraph and Exhibit references are to the Articles, Sections, paragraphs and Exhibits to this Agreement, unless otherwise specified, (iv) the word “including” and words of similar import when used in this Agreement mean “including without limitation,” (v) “commercially reasonable efforts” shall not require a waiver by any Party of any material rights or any action or omission that would be a breach of this Agreement, (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified, (vii) all references herein to “$” or dollars shall refer to United States dollars, unless otherwise specified and (viii) all terms defined in this Agreement shall have the meanings ascribed herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(b) The Parties acknowledge and agree that, to the extent there is a conflict between the terms and provisions of this Agreement and the terms and provisions of any Exhibit (including any Attachment thereto) or Schedule hereto, the terms and provisions of this Agreement shall control. Unless expressly provided otherwise herein, this Agreement is not intended to affect the Parties’ rights and obligations under the Relevant Agreements. Subject to the preceding sentence, to the extent there is a conflict between the terms and provisions of this Agreement and the terms and provisions of any of the Relevant Agreements, the terms and provisions of this Agreement shall be interpreted in a manner to maximize their consistency with those of the Relevant Agreements.

(c) The Parties acknowledge that each Party and its respective counsel have reviewed and revised this Agreement, and that no rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall be employed in the interpretation of this Agreement or any amendments hereto.

30. Headings. The Article and Section headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

31. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws principles of such State.

32. Dispute Resolution. Any dispute, claim or controversy resulting from, relating to or arising out of this Agreement, or the breach, termination or validity thereof, shall be resolved by arbitration in accordance with Subsection (l) of Cláusula Quinta of the Global Connectivity Agreement.

33. Entire Agreement. This Agreement, together with all Schedules hereto, the Relevant Agreements, any Citi Hosted Application-Specific Agreements (as defined in the Master Services Agreement) and any Banco de Chile Hosted Application-Specific Agreements (as defined in the Master Services Agreement) constitute the entire agreement of the Parties with respect to the subject matter hereof and supersede all prior agreements with respect thereto. The Parties intend that this Agreement (including its Schedules) shall constitute the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever, other than the Relevant Agreements, may be introduced in any judicial proceeding involving this Agreement.

34. Amendment, Modification and Waiver. No amendment to this Agreement shall be effective unless it shall be in writing and signed by each Party hereto. Any failure of a Party to comply with any obligation, covenant, agreement or condition contained in this Agreement may be waived by the Party entitled to the benefits thereof only by a written instrument duly executed and delivered by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of compliance.

35. Severability. If any provision of this Agreement, or the application of any such provision, is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, or invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by the Law, the Parties waive any provision under the applicable Law that renders any provision of this Agreement invalid, illegal or unenforceable in any respect. The Parties shall, to the extent lawful and practicable, use commercially reasonable efforts to enter into arrangements to reinstate the intended benefits, net of the intended burdens, of any such provision held invalid, illegal or unenforceable.

36. No Third Party Beneficiaries. Nothing in this Agreement, whether expressed or implied, will confer on any Person, other than the Parties or their respective permitted successors and assigns, any rights, remedies or liabilities; provided, that the provisions of Sections 18 and 19 will inure to the benefit of the Indemnified Parties.

37. Expenses. Whether or not the transactions contemplated hereby are consummated, all expenses incurred in connection with the drafting and negotiation of this Agreement shall be paid by the Party incurring such expenses.

38. Counterparts. This Agreement may be executed by the Parties in multiple counterparts which may be delivered by facsimile transmission or as pdf documents. Each counterpart when so executed and delivered shall be deemed an original, and all such counterparts taken together shall constitute one and the same instrument.

39. Relationship of the Parties. Each Party and its Affiliates shall be acting as an independent contractor in performing under this Agreement, and shall not be considered or deemed to be an agent, employee, joint venturer or partner of the other Party or any of its Affiliates. Each Party and its Affiliates shall, at all times, maintain complete control over its personnel and operations, and shall have sole responsibility for staffing, instructing and compensating its personnel. Neither Party (nor its Affiliates) shall have, or shall represent that it has, any power, right or authority to bind the other Party (or its Affiliates) to any obligation or liability, to assume or create any obligation or liability or transact any business in the name or on behalf of the other Party (or its Affiliates), or make any promises or representations on behalf of the other Party (or its Affiliates), unless agreed to in writing.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first above written.

CITIGROUP INC.

By:	/s/ Ernesto Torres Cantú
	Name:	Ernesto Torres Cantú
	Title:	CEO, Latin America

BANCO DE CHILE

By:	/s/ Eduardo Ebensperger
	Name:	Eduardo Ebensperger
	Title:	CEO Banco de Chile

SCHEDULE 1

Certain Defined Terms

(a) “Affiliate” of any Person means any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; provided, that, for purposes of this Agreement, Citi and BCH shall not be Affiliates of each other.

(b) “Agreement” has the meaning assigned in the Preamble.

(c) “Appearance” means, with respect to a Mark, the (i) color, (ii) font (or typography), (iii) style of such Mark itself, (iv) size (including with respect to its use in advertising, signage, business cards, letterhead and other similar presentations), (v) layout, and (vi) order or placement in proximity to any BCH Mark, all in accordance with the Trademark Usage Standards.

(d) “Asset Purchase Agreement” has the meaning assigned in the first recital of this Agreement.

(e) “Authorized Products and Services” means (i) when used in connection with a given Licensed Citi Mark, the products and/or services set forth on Schedule 2 with respect to such Licensed Citi Mark in the column titled “Authorized Products and Services” and (ii) when used generally or in connection with all Licensed Citi Marks, all products and services set forth on Schedule 2 in the column titled “Authorized Products and Services.”

(f) “BCH” has the meaning assigned in the Preamble.

(g) “BCH Affiliates” means Affiliates of BCH.

(h) “BCH Approved Affiliates” means the Affiliates listed on Schedule 3, as may be amended by the Parties from time to time, and only for so long as they are BCH Affiliates.

(i) “BCH Indemnified Parties” has the meaning assigned in Section 19 of this Agreement.

(j) “BCH Mark” means the Banco de Chile and Banco Edwards del Banco de Chile trademarks and service marks.

(k) “BCH Parties” means (i) BCH, and (ii) BCH Approved Affiliates.

(l) “Brand Book” has the meaning assigned in Section 7(a) of this Agreement.

(m) “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in Santiago de Chile, Chile, New York, New York or Miami, Florida are authorized or required by Law to close.

(n) “Citi” has the meaning assigned in the Preamble.

(o) “Citi Indemnified Parties” has the meaning assigned in Section 18 of this Agreement.

(p) “Citi Logo” means the CITI and arc design service marks depicted on Schedule 2(a), as such schedule may be amended by Citi from time to time.

(q) “Citi Mark” means the CITI trademark and service mark.

(r) “Cooperation Agreement” has the meaning assigned in the first recital of this Agreement.

(s) “Damages” has the meaning assigned in Section 18 of this Agreement.

(t) “Effective Date” means January 1, 2020.

(u) “Existing Trademark License Agreement” has the meaning assigned in the first recital of this Agreement.

(v) “Global Connectivity Agreement” has the meaning assigned in the first recital of this Agreement.

(w) “Governmental Authority” means any national, federal, state, local or foreign judicial, legislative, executive, regulatory or administrative authority, self-regulatory organization or arbitrator having legally binding authority.

(x) “Indemnified Party” has the meaning assigned in Schedule 20.

(y) “Indemnifying Party” has the meaning assigned in Schedule 20.

(z) “Indemnity Payment” has the meaning assigned in Schedule 20.

(aa) “IPB” has the meaning assigned in Section 21(a)(7) of this Agreement.

(bb) “IPB Business” has the meaning assigned in Section 21(a)(7) of this Agreement.

(cc) “Law” means any federal, state, foreign or local law, common law, statute, ordinance, rule, regulation, order, judgment, administrative order, decree, administrative or judicial decision and any other executive, legislative, regulatory or administrative proclamation in each case having binding legal effect.

(dd) “Licensed Citi Marks” means, collectively, the Marks set forth on Schedule 2, as such Schedule 2 may be amended by Citi from time to time.

(ee) “Licensed Mark Claim” has the meaning assigned in Section 16(a)(1) of this Agreement.

(ff) “Litigation” means any litigation, action, suit, proceeding, claim, arbitration or investigation before any Governmental Authority or before any arbitrator or mediator or similar party, or any investigation or review by any Governmental Authority.

(gg) “LQIF" has the meaning assigned in Section 21(a)(2) of this Agreement.

(hh) “Mark” means any name, brand, design, trademark, service mark, trade dress, logo, domain name, corporate, trade or business name.

(ii) “Master Services Agreement” has the meaning assigned in the first recital of this Agreement.

(jj) “Materials” means (i) exterior building signage for Banco Edwards branches (ii) Banco Edwards business cards, and (iii) web sites, applications, marketing materials and other similar materials bearing the Licensed Citi Marks, including those shown in the Brand Book. In no event shall “Materials” include any products used or distributed for advertising or promotional purposes, including clothing, hats, writing implements, posters, and mugs, and excluding Print and Electronic Materials.

(kk) “New Style Date” has the meaning assigned in Section 5 of this Agreement.

(ll) “New Style Notice” has the meaning assigned in Section 5 of this Agreement.

(mm) “NIC Chile” has the meaning assigned in Section 16(d)(2) of this Agreement.

(nn) “Opposing Party” has the meaning assigned in Section 16(d)(2) of this Agreement.

(oo) “Other Party” has the meaning assigned in Section 16(d)(3) of this Agreement.

(pp) “Party“ or “Parties” has the meaning assigned in the Preamble.

(qq) “Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or any other entity or organization, including Governmental Authority.

(rr) “Phase-Out Period” has the meaning assigned in Section 22(a)(1) of this Agreement.

(ss) “Prime Rate” means, at any given time, the prime rate most recently reported by Citibank, N.A., New York, New York (or any successor entity).

(tt) “Quality Control Standards” has the meaning assigned in Section 7(a) of this Agreement.

(uu) “Relevant Agreements” has the meaning assigned in the first recital of this Agreement.

(vv) “Standards Compliance Certificate” has the meaning assigned in Section 7(c)(2) of this Agreement.

(ww) “Term” has the meaning assigned in Section 6 of this Agreement.

(xx) “Territory” means the Republic of Chile.

(yy) “Third Party Claim” has the meaning assigned in Schedule 20.

SCHEDULE 2

Licensed Citi Marks and Authorized Products and Services

Licensed Citi Mark	Authorized Products and Services
CITI	(i) Commercial banking services and banking, capital markets and advisory services, as provided in the Global Connectivity Agreement; (ii) retail and consumer banking services as per the Brand Book, including certain credit card services as provided in the Brand Book.
CITI and Arc Design Logo (Blue and Red) (as depicted on Schedule 2(a))	(i) Retail and consumer banking services, including credit cards and debit cards, as offered to Banco Edwards customers pursuant to the Brand Book; (ii) corporate credit card services as provided in the Brand Book; (iii) as provided in the Brand Book and in the Global Connectivity Agreement, as applicable: banking, capital markets and advisory services and brokerage of financial instruments, including: trading and advisory services in national and international equities, equity lending and borrowing, short selling, foreign exchange, hedge and speculative derivative contracts, fixed income in domestic and foreign currency, and exchange traded funds; mutual funds; investment funds; private banking investment portfolio management; financial advisory; commercial banking services; Treasury and Trade Solutions, Direct Custody and Clearing, Small and Medium Enterprises.
Blue Wave with CITI and Arc Design (as depicted on Schedule 2(a))	Only for exterior branch signage for Banco Edwards, as provided in the Brand Book
CITI PAYLINK	Integrated domestic payments solution package that allows customers to consolidate their Latin America payments with a single provider. Single delivery platform that helps customers effectively execute a variety of payment types and administrative tasks
CITIDIRECT and CITIDIRECT BE	Electronic, web-based platform that permits the initiation of transactions, generates customized reports, integrates treasury products, payments and collection, has internal audit systems, is accessed with dynamic passwords. Information is encrypted
WORLDLINK	Online platform that permits exchange operations in over 130 currencies and generates payments globally through transfers and checks
CitiConnect	CitiConnect is Citi’s integrated solution designed to enable the exchange of files and messages between a client’s backend system and Citi. Through CitiConnect, clients can process transactions through a single integrated channel to achieve straight through processing. CitiConnect is composed of four main components: CitiConnect for Files, CitiConnect for SWIFT, CitiConnect ERP Integrator and CitiConnect API

Licensed Citi Mark	Authorized Products and Services
CITISERVICE	Citibank solution for business-to-business customer service, comprised of a team of experts integrated under a single point of entry to provide easy access to accurate answers in the shortest possible time. CitiService caters to customer needs concerning inquiries about Citibank corporate products and services, technical support, transactions, investigations and general banking practices concerning domestic cash management, international cash management, trade services, and electronic/Internet banking support. CitiService key benefits are tracking performance, regional consistency, integrated information, end-to-end tracking and proactive service management
CITI FILE EXCHANGE	Electronic Channel that allows customers to be connected to Citi via a host-to-host connectivity in order to transmit and receive electronic files using different formats
CitiDirect BE Mobile

CitiDirect BE Mobile APP allows clients to access critical treasury functions, manage payments (initiation, authorization, release), and perform security manager functions from mobile devices as smart phones and tablets.

CitiDirect BE Mobile APP added functionalities including payment initiation using templates, access to balances, intraday cash position, and payment status

Citi Payment Insights	Citi Payment Insights provides payment status updates in near real-time via a visual tracker, making payment tracking as simple as tracking a package. The solution applies to multiple payment methods such as Wire, ACH, and WorldLink. The solution can be accessed through CitiDirect BE, CitiConnect for Files, SWIFT, and API. This is an omni-channel solution powered by the use of SWIFT gpi and Big Data, providing instant data access and control through the entire transaction cycle
CitiDirect BE Liquidity Manager	CitiDirect BE Liquidity Manager can be deployed to support visibility, risk management and cash positioning for better control and efficiency in the treasury organization. Aggregate all bank account information from Citi and other third party banks through the Infopool data aggregation capability

Proper Usage for Word Marks:
• CitiConnect ® for Files • CitiConnect ® API • CitiConnect ® ERP Integrator • CitiConnect ® for SWIFT • Citi ® PayLink disbursement solution • Citi ® file exchange • WorldLink ®	• Citi ® Payment Insights • Citi ® Online Investments • CitiDirect ® online banking • CitiDirect BE platform • CitiDirect BE Mobile • CitiDirect BE Liquidity Manager • CitiService ® customer service

SCHEDULE 2(a)

Citi Logo

CITI and Arc Design Logo (Blue and Red)

Blue Wave with CITI and Arc Design

SCHEDULE 3

BCH Approved Affiliates

Banco de Chile
Banchile Corredores de Bolsa S.A.
Banchile Asesoria Financiera S.A.

SCHEDULE 7(a)(i)

Brand Book

See attached.

SCHEDULE 7(a)(ii)

Quality Control Standards

Service Level Requirements (Performance Indicators)

BCH will comply with the quality standards that the Parties agree upon from time to time as well as applicable BCH policies and procedures, including the Approved Policies and Procedures (as defined in the Merger Agreement, dated December 26, 2007, by and between Banco de Chile and Citibank Chile, the “Merger Agreement”), which shall at all times (i) include the following policies and (ii) be subject to the terms and conditions of the Merger Agreement:

Banco de Chile Anti-Money Laundering Policy, as amended from time to time
Banco de Chile Continuity of Business Policy, as amended from time to time
Banco de Chile Information Security, as amended from time to time

Otherwise, service levels will be adequate, as determined from time to time.

SCHEDULE 7(b)

Trademark Notice Standards

The designation ® shall be used after a registered trademark or service mark the first time that the trademark or service mark appears, in print or electronic form, (i) in a header, and (ii) in text.

The trademark or service mark must be used as an adjective, and not as a noun, at least 80% of the time in each piece of print or electronic advertising material in which the trademark or service mark appears.

The BCH Parties shall use reasonable efforts to include the following notices to indicate that the Licensed Citi Marks are used under license from Citi:

•	“CITI AND ARC DESIGN [and] [Insert any other Licensed Citi Marks] and related marks are service marks of Citigroup Inc. or one of its affiliates, used under license.” or

•	“CITI AND ARC DESIGN [y] [Insert cualquier otro Licensed Citi Marks] y las marcas relacionadas son marcas de servicio de Citigroup Inc. o de cualquiera de sus afiliadas, usadas bajo licencia.”

SCHEDULE 20

Indemnification Procedures

1. In order for a Citi Indemnified Party or a BCH Indemnified Party (each in its capacity as an indemnified party, an “Indemnified Party”) to be entitled to any indemnification provided for under Section 18 or 19 in respect of, arising out of or involving notice by any third party with respect to any matter that may give rise to a claim of indemnification against Citi or any BCH Party (each in its capacity as an indemnifying party, an “Indemnifying Party”) (“Third Party Claim”), such Indemnified Party must notify the Indemnifying Party in writing of the Third Party Claim (including in such notice a brief description of the applicable claim(s), including damages sought or estimated, to the extent actually known by the Indemnified Party) within 20 Business Days after receipt by such Indemnified Party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided under Section 18 or 19. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within 10 Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents received by the Indemnified Party relating to the Third Party Claim.

2. The Indemnified Party alone shall conduct and control, and shall be responsible for the legal fees and costs arising out of its conduct and control of, the defense of such Third Party Claim; provided, however, that notwithstanding the foregoing or any other provision of this Agreement, Citi shall have the sole and absolute right to control the prosecution or defense of any claim, demand or legal proceeding involving, in any way, rights under the Licensed Citi Marks, or any Mark or Domain Name confusingly similar thereto, including selection of counsel and control, defense, prosecution, negotiation, settlement or other disposition of such claim, demand or legal proceeding, and Citi shall be responsible for the legal fees and costs arising out of Citi’s control of the prosecution or defense of any such claim, demand or legal proceeding; provided, however, that notwithstanding the foregoing or any other provision of this Agreement, the BCH Parties shall be responsible for the legal fees and costs arising out of Citi’s control of the prosecution or defense of any such claim, demand or legal proceeding that is caused by the BCH Parties’ actions outside the scope of this Agreement.

All indemnity payments owed under Section 18 or 19 (an “Indemnity Payment”), shall be paid in immediately available funds within 10 Business Days after final determination (which is final in the sense that it is no longer subject to appeal) and written request therefor by the Indemnified Party. All such Indemnity Payments shall be made to the accounts and in the manner specified in writing by the party entitled to such Indemnity Payments. Any amounts that are not paid within such 10 Business Day period shall accrue interest at the Prime Rate on the date such payment is due.

SCHEDULE 28

Notices

If to Citi:

Citigroup Inc.

201 S. Biscayne Blvd., 29th Floor

Miami, FL 33131

USA

Attention: Chief Executive Officer, Latin America

E-mail: ernesto.torrescantu@citi.com

If to BCH:

Banco de Chile

Ahumada 251, Piso 2

Gerencia General

Santiago, Chile

Attention: Chief Executive Officer

Facsimile: +(562-2) 653 23 03

E-mail: eebenspe@bancochile.cl